

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Brian Kistler
Chief Executive Officer
Titan Holding Group, Inc.
531 Airport North Office Park
 Fort Wayne, IN 46825

> **Re: Titan Holding Group, Inc.**
> **Amendment No. 5 to Form S-1**
> **Filed December 14, 2010**
> **File No. 333-168920**

Dear Mr. Kistler:

We have reviewed your amended registration statement and have the following comments.

Prospectus Summary

1. Please delete the claim in the first sentence on page 6 and elsewhere in the prospectus (page 19) that Freedom Energy Holdings, Inc. "manufactures" KC 9000.

Financial Statements, page F-2

2. Please include the audited statements of operations and cash flows for the period from inception to December 31, 2009, as required by Rule 8-02 of Regulation S-X (in addition to interim financial statements).

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Clifford J. Hunt, Esq.
        Law Office of Clifford J. Hunt P.A. (via facsimile to (727) 471-0447)